
Targeting Dry Eye Disease
with OK-101

OKYO PHARMA

Corporate Presentation

October 2022

LSE: OKYO

Nasdaq: OKYO

Disclaimer

This presentation has been prepared by OKYO Pharma Limited (the "Company") solely for your information and for use at a presentation for the purpose of providing background information on the Company, its business and the industry in which it operates, and has not been approved by the United Kingdom Financial Conduct Authority, London Stock Exchange plc or otherwise. For the purposes of this notice, "presentation" means this document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed during the presentation meeting.

This presentation may not be copied, distributed, reproduced or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person's organization or firm) or published in whole or in part, for any purpose or under any circumstances.

To the extent available, the data contained in this presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While the Company believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the data contained in this presentation come from the Company's own internal research and estimates based on the knowledge and experience of the Company's management in the market in which the Company operates. While the Company believes that such research and estimates are reasonable and reliable, they, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, undue reliance should not be placed on any of the data contained in this presentation.

This presentation and the information contained herein is not intended for publication or distribution in, and does not constitute an offer of securities in, the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933 (the "Securities Act"), as amended, Canada, Australia, Japan, the Republic of Ireland, the Republic of South Africa or any other jurisdiction where such distribution or offer is unlawful. The Company has not registered and does not intend to register the offering in the United States or to conduct a public offering of any securities in the United States. Securities may not be offered or sold within the United States without registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain limited exceptions, neither this presentation nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into the United States, its territories or possessions. Any failure to comply with the foregoing restrictions may constitute a violation of U.S. securities laws.

This presentation includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates, and include statements regarding the Company's planned pre-clinical studies and clinical trials, regulatory approval process, and demand for our product candidates are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those suggested by our forward-looking statements. These factors include, but are not limited to, the following: we have incurred significant net losses and anticipate that we will continue to incur significant net losses for the foreseeable future; we have never generated any revenue from product sales and may never be profitable; we will need to raise additional funding in the future, which may not be available on acceptable terms, or at all; we may not be able to obtain exclusivity or intellectual property rights for our product candidates or prevent others from developing similar competitive products.
The forward-looking statements in this presentation are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. The Company expressly disclaims any obligation or undertaking to release any updates or revisions to these forward-looking statements to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based after the date of this presentation or to update or to keep current any other information contained in this presentation. Accordingly, undue reliance should not be placed on the forward-looking statements, which speak only as of the date of this presentation. By attending the meeting where this presentation is made or by accepting a copy of this presentation, you agree to be bound by the foregoing limitations and to maintain absolute confidentiality regarding the information disclosed in this presentation.

OKYO PHARMA



OK-101

New Chemical Entity Targeting both Inflammation and Ocular Pain in Dry Eye Disease

Pipeline Focus: OK-101 to Treat Dry Eye Disease

	Indication	Pre-clinical	*IND Enabling Studies	Phase 1	Phase 2	Phase 3
OK-101	Dry Eye	➔	➔	** Not Required	Anticipated Q1 2023	
	Uveitis	➔				
	Allergic Conjunctivitis	➔				
	Ocular Pain	➔				

*Anticipated IND Submission date Q4, 2022
**Topical drug delivery

Dry Eye Disease: Overview



360,000,000
Worldwide patients

20,000,000
US patients

35%
+50 yrs old affected

Ocular Surface Damage

Inadequate or unstable tears resulting in lack of moisture and progressive damage to the ocular surface

Inflammation & Pain: Key Symptoms of Dry Eye

Tear film instability triggers chronic inflammation which leads to symptoms of pain, itchiness, burning, and blurry vision

Risk & Growth Factors

Age 50 or older, Female, Wear contact lenses, Digital screen time

Sources: Papas et al. Ophthalmic Physiol Opt. 2021; 41:1254
Farrand et al. AJO. 2017;182:90; Dana et al, AJO 2019, 202:47

Limits of Current Standard of Care

5 FDA Approved Drugs on Market With Inadequate Efficacy, Slow Onset of Action, and Numerous Side Effects

	API	Monthly $	[1]Limitations
Restasis Allergan	0.05% cyclosporine	$426	Delayed response, up to 6 months to improve symptoms, burning sensation when instilled [2] **70% patients do not refill Rx at Month 12**
Xiidra Novartis	5% LFA-1antagonist	$591	Eye irritation and burning sensation, change in taste [2] **70% patients do not refill Rx at Month 12**
Cequa Sun Pharma	0.09% cyclosporine	$497	Burning, pain upon instillation, blurry vision, UTI (side effects on label)
Eysuvis Kala Pharma	0.25% loteprednol	$495	Short-term treatment only (maximum 2 weeks)
Tyrvaya Oyster Point	0.03 mg / inhalation Varenicline	$600	Sneezing, cough & throat irritation (side effects on label)

[1] Side Effect profiles from Drug Labels
[2] White DE, (2020) Ocular Surgery News: Issue February 25, 2020

Global DED* Market Expected to Reach ~$6.5 Billion by 2027



- $3.8 Billion Annual Healthcare Costs*
- ~$50 Billion Annual Healthcare Costs †
- Current Treatment Options Inadequate
- More Effective Treatment May Increase Market Size

*Market Research Report, Dry Eye Syndrome Market, FBI102413, Dec. 2020
†Yu J et al, Cornea. 2011; 30: 379

OK-101: A Lipid-Conjugated Chemerin Peptide

First-in-class drug candidate with anti-inflammatory and ocular pain reducing property

Lipid conjugated peptide chemistry minimizes drug washout and enhances the potency

Preservative free, EDTA free

Simple, stable formulation

OKYO has exclusive license for OK-101, a novel membrane-anchored chemerin peptide from OTTx Therapeutics (Boston, MA)



Chemerin Derived Peptide: A Potential Regulator of Inflammation & Pain



OK-101
1
Chemerin
CHEMR23
2
3
Stable, Protease Resistant Chemerin Peptide Fragment
Linker
Anchored Lipid
4
Pro-Inflammatory Phenotype
Anti-Inflammatory Phenotype
Immune Cells
Monocyte
Neutrophils
Dendritic Cell
Helper T Cell
T reg Cell

1. **Pro-inflammatory chemerin activates immune cells at the inflammation site**
2. **Peptides derived from chemerin physiologically inhibit the inflammatory response**
3. **Topically administered OK-101 peptide can dramatically enhance the anti-inflammatory response**
4. **Proprietary MAP technology enhances residence time of OK-101 on ocular surface**

OK-101: Targeting Chemerin Receptor


Chemerin Peptide
Chemerin Receptor
Linker
Anchored Lipid
Immune Cells
Anti-inflammatory
Response

Membrane Anchoring Improves Potency, Durability

*In-vitro studies

Enhanced Potency

Human Chemerin Receptor


125
100
75
50
25
0
Luciferase activity
(Max soluble unwashed =100%)
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

Increased Durability

Human Chemerin Receptor (Wash Resistant)


125
100
75
50
25
0
Luciferase activity
(Max soluble unwashed =100%)
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

*Adapted from Doyle J et al, J. Biol. Chem. 2014; 289:13385

Validation: OK-101 Efficacy in Dry Eye Mouse Model


Corneal Permeability
1600
1400
1200
1000
800
600
400
200
0
Healthy Eye
Induced Dry Eye
Dry Eye Cyclosporine (0.1%)
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer OK-101 (0.04%)

OK-101 and cyclosporine were administered topically twice a day

Corneal permeability significantly reduced with OK-101 vs phosphate buffer alone

Potency of OK-101 comparable to cyclosporine, an active ingredient of Restasis (Allergan)

Reducing corneal permeability with OK-101 improves corneal integrity in dry eye mouse model

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

OK-101 Normalized Goblet Cells & Reduced Inflammatory CD4 T Cells

Increased Mucin-secreting Goblet Cells*

OK-101: (0.04%) normalized goblet cell density
(OK-101 was administered topically twice a day)

Goblet cell density



Goblet cells/mm
60
50
40
30
20
10
0
P< 0.01
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

Reduced Inflammatory Biomarkers*

OK-101: (0.04%) reduced count of CD4+ T cells,
which are known biomarkers of inflammation

CD4+ T cells



CD4+ T cells in conjunctiva epithelium (cells/100 µm)
2.5
2.0
1.5
1.0
0.5
0
P< 0.05
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

Corneal Neuropathic Pain in Dry Eye Disease



Dry-eye patients suffer from corneal neuropathic pain, making their condition more resistant to anti-inflammatory drugs

No FDA approved topical treatment for ocular pain

ChemR23 receptor on leukocytes targeted by OK-101 is also expressed on neurons and glial cells in the dorsal root ganglion and spinal cord

Such patients would benefit from a drug that comprises anti-inflammatory and neuropathic pain reducing characteristics

OK-101: a promising candidate for the treatment of both inflammation *and* pain

OK-101 Reduced Corneal Neuropathic Pain in Mouse Model

Ciliary Ligation Model* Illustrates OK-101 Potential to Reduce Ocular Pain

Ciliary nerve ligation surgery to create the corneal neuropathic pain (CNP) model


Long Ciliary Nerve
Short Ciliary Nerve

* Collaboration with Dr. Pedram Hamrah, Tufts Medical Center, Boston (Kenyon B, ARVO Abstract 4085, 2020)

OK-101[1] Reduced Corneal Pain Response Similar to Gabapentin[2] (GBP)


Pain Reducing Efficacy (%)
0
10
20
30
40
50
60
70
Vehicle
Gabapentin
OK-101
Day 7
Post Surgery
Day 10
Post Surgery
Day 14
Post Surgery

1 Topical administration (0.04%)
2 Administered by intraperitoneal injection,100 mg/kg once at Day 4, 7, 10, and 14

OK-101 Addresses Inflammation and Pain Components of Dry Eye

Extrinsic Factors:

- Contact lens
- Digital screen time
- Allergies
- Surgery
- Blepharitis C

Intrinsic Factors:

- Aging
- Sex steroid imbalance
- Autoimmune diseases



Dry Eye Cycle
OK-101 Reduces Inflammatory Markers
Inflammation of Ocular Surface
Loss of Goblet Cells
OK-101
Inflammation
OK-101 Normalizes Goblet Cell Loss
Tear Film Instability
Ocular Surface Damage
Pain
Corneal Neuropathic Pain
OK-101 Reduces Corneal Neuropathic Pain



OK-101

Clinical Development

Successful Pre-IND Meeting with the FDA on Development of OK-101

- Pre-IND Meeting Held February 2022
- FDA Concurs First In-human Trial to be Phase 2
- FDA Agrees on Pre-Specified Co-primary Endpoints in Planned Phase 2 Trial
- Successful Phase 2 Trial Would Accelerate Timeline to New Drug Application (NDA)

Partnered with Premiere CRO in Ophthalmology

Ora

48 Product Approvals	25 Years of Dry Eye Disease Experience	15,000 Patients Across 125 Trials	100% Ophthalmology Focused

- 3 Recent Approvals
- 98% of Studies Completed On Time
- More than 300 Articles on Ocular Surface Disease Published
- Over 30 Investigational Dry Eye Treatments Evaluated

Phase 2 Trial Design

Primary Objective:
Compare safety and efficacy of OK-101 to placebo for the treatment of the signs and symptoms of dry eye

N=240 subjects

12 Weeks Dosing

Screening via Controlled Adverse Environment Exposure to Ascertain Eligibility


6 visits over the course of 12 weeks
3 arms
OK-101 (Low Dose)
OK-101 (High Dose)
Placebo
Trial Period 6-9 months

ENDPOINTS

Primary Endpoints
(through Day 85)
- Total Corneal Staining (Sign)
- Ocular Discomfort Score (Symptom)

Secondary Endpoints
- Conjunctival Redness
- Schirmer's Test
- Tear Film Break-up Time (TFBUT)
- Ocular Surface Disease Index© (OSDI©)
- Daily Symptom Diary

OK-101 Development Timeline

Pre-IND studies

- Formulation
- GLP safety / tox
- Clinical batch

Phase 2

- Dry Eye Disease
- 240 subjects/ 80 per arm
- 12 Week Dosing
- 6-8 months Duration

Phase 3


2022
2023
2024
2025
IND Filing
Potential Registration Trial
Anticipated Phase 2 Top-Line Data

Patent Protection up to 2039

OK-101 Technology:	OK-201 Technology:
Composition of Matter: US 10,233,219	Composition of Matter: US 10,899,796
Issued in US to 2034 with potential patent term extension up to 2039	Issued in US to 2036 (+70 days of *PTA) with potential patent term extension up to 2042
Dry Eye	**Dry Eye, Pain, Inflammation**
• Method of Use: US 11,197,906 • Issued in US to 2037 with potential patent term extension up to 2041	• Method of Use: US 10,899,796 • Issued in US to 2036 (+70 days of *PTA) with potential patent term extension up to 2042 • Issued European Patent on Comp. of Matter and Use for neuropathic pain, ocular pain, ocular inflammation, or dry eye: EP3373947
Neuropathic Pain	
• Method of Use: US11,254,720 • Issued in US to 2034 (+187 days of *PTA)	

Experienced Team With Considerable Drug Development Expertise

Management team

Gary S. Jacob, PhD
CEO & Director

Co-inventor/developer of Synergy's FDA-approved drug Trulance, currently marketed by Bausch Health, Inc; Over 35 years experience in the pharmaceutical and biotechnology industries

Raj Patil, PhD
CSO

30+ years of academic/pharmaceutical R&D experience and leadership experience at Alcon, Novartis and Ora, all leaders in Ophthalmology

Keeren Shah
CFO

20+ years of experience in controllership, financial planning and analysis, IPO offering and variety of finance positions at Visa Inc, Arthur Andersen and BBC Worldwide, Tiziana Lifesciences and Accustem Inc

Board of directors

Gabriele Cerrone
Chairman, Founder

Gary S. Jacob, PhD
CEO &Director

Bernard Denoyer
Non-Executive Director

Willy Simon
Non-Executive Director

John Brancaccio
Non-Executive Director

Investment Highlights

- Novel Molecule Targets Both Ocular Inflammation and Pain, Two Major Symptoms Underserved by Current Dry Eye Therapies
- Addressing Unmet Need in ~$6.5 Billion Market in Dry Eye Disease
- IND Submission Planned for Q4 2022, Phase 2 Data in 2023, with Potential for Accelerated Regulatory Submission
- Patent Protected until 2039
- Experienced Leadership

Dry Eye Disease and Ocular Pain

OKYO Pharma Ltd.

55 Park Lane

London W1K 1NA

Tel: +44 (0) 207 495 237

OKYO Pharma U.S. Inc.

420 Lexington Avenue,

Suite 1402

New York, NY, 10170 USA

Tel: +1 (917) 225- 9646

Nasdaq	OKYO
LSE	OKYO

info@okyopharma.com